June 19, 2006

Mr. Greg Belliston
United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:         Stellar Pharmaceuticals Inc.
  Form 10-KSB/A for fiscal year ended December 31, 2004
              File No. 000-31198

Below is the change the Company is proposing for Issue 1 re Item 12. Certain Relationships and Related Transactions on the 10-KSB reporting for December 31, 2004. Once I have received confirmation from you at the conclusion of your review, the Company will file the Exhibits and Reports which the SEC has not received in electronic format.

Amendment to 2004 10-KSB

Item 12. Certain Relationships and Related Transactions.

As discussed in Item 5 of this annual report, the Company entered a fiscal advisory and consulting agreement on December 17, 2003, with LMT Financial Inc. a company controlled by Mr. Tenney’s wife, for services provided in 2004. Mr. Tenney currently serves as Chairman of the Board of Stellar. In addition to the Common Shares issued to LMT Financial Inc., LMT Financial Inc. was granted an option to acquire up to 200,000 Common Shares, at an exercise price of $0.75 per share in 2003.

As discussed in Item 1 of this annual report, the Company entered into Supply and Licensing Agreements with SJ Pharmaceuticals, Inc., for NeoVisc and Uracyst in the United States.

SJ Pharmaceuticals, Inc. (now Leitner Pharmaceuticals Inc.)("Leitner") of Bristol, Tennessee is a Tennessee corporation and wholly-owned subsidiary of SJ Strategic Investments LLC. SJ Pharmaceuticals, Inc. is a newly-formed specialty pharmaceutical company focused on acquiring and in-licensing exclusive pharmaceuticals which are new or have been under-promoted in the United States, its territories and possessions. Its parent company, SJ Strategic Investments LLC, presently holds 22.8% of the Common Shares of the Company, which were acquired through private placements.

Under the terms of the licensing agreements, the Company will receive from Leitner, an aggregate of $1,500,000 USD for each of the licence agreements. In 2004, the Company received $100,000 USD in non-refundable upfront fees upon the signing of each of the agreements, for a total of $200,000 USD. Milestone payments of $700,000 USD for each agreement will be received upon receipt of FDA approval and an additional $700,000 USD will be received upon evidence of the first commercial sale of product in the territory. Leitner will be responsible for conducting clinical trials and obtaining regulatory approvals for these products in the United States. In addition, the Company will receive 10% royalties for all product sold in the territory. The Company does not expect royalty revenues from these agreements to occur until sometime in 2007.

Item 13. Exhibits and Reports on Form 8-K.

(a)	Exhibits
Exhibit No.	Description of Exhibit
3(i) A	Articles of Incorporation of the Company	*
3(i) B	First Articles of Amendment	*
3(i) C	Second Articles of Amendment	*
3(ii)	By-Laws of the Company	*
4.1	Specimen Form of Common Share Certificate	*
10.1	United States Patent No. 6,083,933	*
10.2	Canadian Patent No. 2,269,260	*
10.3 10.4 10.5	Employment Agreement of Peter Riehl dated September 1, 2000 Option Plan License Agreement dated December 21, 2001 between the Company and G. Pohl-Boskamp GmbH & Co.	* * *
10.6	Consulting agreement dated February 21, 2001 between the Company and LMT Financial Inc.	*
10.7 10.8	Amendment to the Option Plan - 2001 Uracyst Service Agreement dated October 10, 2003 between the Company and Dalton Chemical Laboratories Inc.	* *
10.9	Amended Agreement dated January 1, 2004 between the Company and LMT Financial Inc.	*
10.10	NeoVisc License and Supply Agreements dated March 24, 2004 between the Company and SJ Pharmaceuticals, Inc.	*
10.11 10.12 10.13
Uracyst License and Supply Agreements dated March 24, 2004 the Company and SJ Pharmaceuticals, Inc.
NeoVisc Service Agreement dated April 20, 2004 between the Company and Dalton Chemical Laboratories Inc.
Amendment to the Option Plan - 2004
* * *
10.14 10.15	Amending Consulting Agreement dated December 10, 2004 between the Company & LMT Financial Inc. Amendment to the Option Plan - 2005	* *

(a)	Exhibits
31.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) under the Securities Exchange Act of 1934, as amended	*
31.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) under the Securities Exchange Act of 1934, as amended	*
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C.ss/1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	*
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C.ss/1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	*

*Attached as an exhibit hereto.

(b) Reports on Form 8-K

Filed January 13, 2006.

Yours truly,

Chief Financial Officer
Stellar Pharmaceuticals Inc.

EXHIBIT 31.1
CERTIFICATION
OF CHIEF EXECUTIVE OFFICER
PURSUIT TO
SECURTIES EXCHANGE ACT RULES 13a-14 AND 15d-14
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Peter Riehl, certify that:

1.	I have reviewed this amended annual report on Form 10-KSB of Stellar Pharmaceuticals Inc. (previously Stellar International Inc.)

2.
Based on my knowledge, this amended annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amended annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this amended annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amended annual report;

4.
The registrant’s other certifying officer and I, are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)
Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amended annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this amended annual report (the “Evaluation Date”); and
c)	Presented in this amended annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)
All significant deficiencies in the design or operation of the internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.
The registrant’s other certifying officer and I have indicated in this amended annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 19, 2006	By:	/s/ Peter Riehl
Peter Riehl
Chief Executive Officer

EXHIBIT 31.2
CERTIFICATION
OF CHIEF FINANCIAL OFFICER
PURSUIT TO
SECURTIES EXCHANGE ACT RULES 13a-14 AND 15d-14
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Janice Clarke, certify that:

1.	I have reviewed this amended annual report on Form 10-KSB of Stellar Pharmaceuticals Inc. (previously Stellar International Inc.)

2.
Based on my knowledge, this amended annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amended annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this amended annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amended annual report;

4.
The registrant’s other certifying officer and I, are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)
Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amended annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this amended annual report (the “Evaluation Date”); and
c)	Presented in this amended annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)
All significant deficiencies in the design or operation of the internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officer and I have indicated in this amended annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 19, 2006	By:	/s/ Janice Clarke
Janice Clarke
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Stellar Pharmaceuticals Inc. (previously Stellar International Inc.) (the "Company") on Form 10-KSB for the year ended December 31, 2004 as filed with the United States Securities and Exchange Commission on the date hereof (the "Report"), I Peter Riehl, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that;

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 19, 2006	By:	/s/ Peter Riehl
Peter Riehl
Chief Executive Officer

A signed original of this written statement required by Section 906, or other documents authentications, acknowledging, or otherwise adopting the signatures that appears in typed for within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the United States Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Stellar Pharmaceuticals Inc. (previously Stellar International Inc.) (the "Company") on Form 10-KSB for the year ended December 31, 2004 as filed with the United States Securities and Exchange Commission on the date hereof (the "Report"), I Janice Clarke, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that;

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 19, 2006	By:	/s/ Janice Clarke
Janice Clarke
Chief Financial Officer

A signed original of this written statement required by Section 906, or other documents authentications, acknowledging, or otherwise adopting the signatures that appears in typed for within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the United States Securities and Exchange Commission or its staff upon request.